SEC

19006461

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69946

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/19/2017 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Overton Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Energy Square, 4925 Greenville Ave, Suite 200
(No. and Street)

Dallas	TX	76206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen A Steighner (303) 795-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC
(Name – *if individual, state last, first, middle name*)

718 Paulus Ave	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2019
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Karen A Steighner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Overton Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

02/27/2019

ALEXANDRA WALES
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20184015146
MY COMMISSION EXPIRES 04/05/2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OVERTON SECURITIES, LLC

Financial Statements and Supplementary Schedules

December 31, 2018

(With Report of Independent Public Accounting Firm Thereon)

TABLE OF CONTENTS

Table of Contents

McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Overton Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Overton Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the period from September 19, 2017 to December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Overton Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the period from September 19, 2017 to December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Overton Securities, LLC's management. Our responsibility is to express an opinion on Overton Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Overton Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information for Possession or Control Requirements Under Rule 15C3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Overton Securities, LLC's financial statements. The supplemental information is the responsibility of Overton Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III, Information for

Possession or Control Requirements Under Rule 15C3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co, PC

We have served as Overton Securities, LLC's auditor since 2017.

Dallas, Texas
February 15, 2019

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 •
www.mcbeeco.com Dallas Keller/Southlake

McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Overton Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Overton Securities, LLC identified the following provisions of 17 C.F.R. §15c3□3(k) under which Overton Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3□3: (2)(i) (the "exemption provisions") and (2) Overton Securities, LLC stated that Overton Securities, LLC met the identified exemption provisions throughout the period from September 19, 2017 to December 31, 2018, without exception. Overton Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Overton Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3□3 under the Securities Exchange Act of 1934.

McBee & Co, PC

Dallas, Texas
February 15, 2019

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 •
www.mcbeeco.com Dallas Keller/Southlake

STATEMENT OF FINANCIAL CONDITION
Overton Securities, LLC
DECEMBER 31, 2018

Assets

Cash	$	22,079
Other Current Assets		250
Total Assets	**$**	**22,329**

Liabilities and Member's Equity

Liabilities		
Accounts Payable	$	963
Accrued Liabilities		1,000
Total Liabilities		**1,963**
Member's Equity		20,366
Total Liabilities and Member's Equity	**$**	**22,329**

See accompanying notes to the financial statements.

STATEMENT OF OPERATIONS
Overton Securities, LLC
For the Period September 19, 2017 through December 31, 2018

Revenue:		
Investment Banking Advisory Fees	$	19,500
Total Income		19,500
Expenses:		
Marketing and Travel		125
Office and Overhead		13,469
General and Administrative		35,890
Total Expense		49,484
Net Ordinary Income/(Loss)	$	(29,984)

See accompanying notes to the financial statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Overton Securities, LLC
For the Period September 19, 2017 through December 31, 2018

Owner's Equity at September 19, 2017	$	21,350
Additional Paid-In Capital		29,000
Net Income		(29,984)
Owner's Equity at December 31, 2018	$	20,366

See accompanying notes to the financial statements.

STATEMENT OF CASH FLOWS

Overton Securities, LLC

For the Period September 19, 2017 through December 31, 2018

Cash Flows from Operating Activities:		
Net Loss	$	(29,984)
Adjustments to reconcile Net Income to net cash provided by operations:		
Changes in operating assets and liabilities:		
Increase in Other Current Assets		(290)
Decrease in Accounts Payable		(577)
Increase in Accrued Liabilities		1,000
Net cash used in Operating Activities		(29,851)
Cash Flows from Financing Activities:		
Capital Contributions from Member		29,000
Net cash provided by Financing Activities		29,000
Net cash decrease for period		(851)
Cash at beginning of period		22,930
Cash at end of period	$	22,079

See accompanying notes to the financial statements.

Overton Securities, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1
Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Overton Securities, LLC (the "Company") was formed on May 3, 2016 in the State of Texas as a Limited Liability Corporation (LLC). The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company began operations as a broker-dealer on September 19 2017. On February 2, 2018 the U.S. Securities and Exchange Commission issued the Company a No-Action Letter in response to its request for relief from the requirement that the Company file annual reports pursuant to paragraph (d) of SEC Rule 17a-5 of the Securities Exchange Act of 1934 (17CFR 240.17a-5) for the fiscal year ended December 31, 2017. This relief was granted with the understanding that the annual reports for the year ending December 31, 2018 must cover the period the entire period from September 19, 2017 through December 31, 2018. The Company provides services on behalf of clients for the purchase and/or sale of securities and private placements. During 2017, the Company had no revenues; therefore, 0% of the Company's revenues were derived from one transaction. During 2018 the Company had revenues of $19,500, 100% of which were derived from one transaction.

Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with maturity of 90 days or less at the time of purchase to be cash equivalents. The Company's cash is a financial instrument that is exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may exceed federally insured limits or may be invested in non-federally insured money market accounts from time to time. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

Clearing Agreement, Restricted Cash and Other Assets

Clearing Agreement

The Company has not entered into an agreement with a clearing company, whereby the clearing company would execute any customer trades.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Cont'd.)

Restricted Cash

The Company has no clearing relationship and therefore, no deposit is maintained at a clearing brokerage.

Other Assets

The Company also has $55 in a FINRA Flex account at December 31, 2018, which is reported as a non-allowable asset on the accompanying balance sheet.

Revenue recognition on fees and advisory services

The Company recognizes revenue for investment banking and merger and acquisition transactions upon receipt of a retainer or at the time of the closing of a transaction, when the fees have been earned and collection is reasonably assured. For specific service related agreements the Company recognizes revenue either once the services are rendered, on very short term contracts, or ratably over the term of the service agreement, whichever applies. Revenue is also earned from commissions where the Company is the broker-dealer of record for security transactions upon consummation of the sale of the securities or property. Revenue from commissions is reported on a trade date basis as securities transactions occur, net of commission expense as the Company acts as an agent in the transaction. Dealer manager fees are earned upon the consummation of the sale of securities or property. Marketing fees and reimbursements are recognized as income when the fees are earned and become due and receivable.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to the member for income tax reporting purposes. Accordingly, no provision has been made for federal income taxes. State tax returns have been filed for the Company.

Fair Value of Financial Instruments (Cont'd.)

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access
- Level 2 inputs are items (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the market participants would use in pricing the asset or liability.

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Cont'd.)

The carrying amounts of cash and cash equivalents, restricted cash, and accounts payable and accrued liabilities, approximate fair value given their short-term nature, a level 3 input.

Recently Issued Accounting Standards
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company has adopted the provisions of this guidance using the modified retrospective approach with a cumulative effect adjustment to opening member's equity. The Company currently accrues for investment banking advisory fees as earned. The Company expects to recognize the entire fee anticipated to be earned over the life of the offering in the period of the initial sale. In addition, the Company expects the presentation of its revenue streams on a net basis. The adoption is not expected to have a material impact on net income in the Statement of Operations.

Note 2
Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2018, the Company had no cash in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts.

Note 3
Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2018, the Company has net capital of $20,116, which was, $15,116 in excess of the amount required to be maintained at that date. At December 31, 2018, the Company had a ratio of aggregate indebtedness to net capital of 9.76%.

Note 4
Related Party and Non-Cash Transactions

No expenses of the Company during the covered period (September 19, 2017 through December 31, 2018) were assumed and paid directly by one of its members.

Note 5
SIPC Supplemental Reporting

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 6
Exemption from SEC 15c3-3

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Note 7
Subsequent Events

Management has evaluated subsequent events through February 15, 2019, the date on which the financial statements were available to be issued.

Overton Securities,LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

Net Capital:		
Member 's equity	$	20,366
Less nonallowable assets:		
CRD Account and Prepaid Assets		250
Net capital		20,116
Minimum required net capital (greater of $5,000 or 6½% of aggregate indebtedness of $1,963)		5,000
Capital in excess of minimum requirements	$	15,116
Aggregate indebtedness	$	1,963

The computation of net capital in conjunction with Form X-17A-5, as of December 31, 2018, as filed on January 24, 2019, does not differ from the computation under Rule l 5c3-1, as calculated above.

Overton Securities, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURTIES AND EXCHANGE COMMISSION

For the Period September 19, 2017 through December 31, 2018

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Overton Securities, LLC

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore schedules showing the Computation and Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

Overton Securities, LLC ("Overton", "the Firm") is a broker-dealer registered with the U.S. Securities and Exchange Commission. Pursuant to Section 240-17a-5 (d)(4) of The Securities & Exchange Act of 1934 (Reports to be made by Certain Broker/Dealers), Overton is required to file one of two reports with the Commission annually—

Compliance Report if the Firm did not claim that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 ("Exchange Act") throughout the broker-dealer's fiscal year; or, an

Exemption Report if the Firm did claim it was exempt from Rule 15c3-3 throughout period from September 19, 2017 to December 31, 2018.

Overton Securities, LLC claims it was exempt from Rule 15c3-3 pursuant to Section (k)(2)(i) during its most recent fiscal years ending December 31, 2017 and 2018. The Firm qualifies for this exemption if it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Overton Securities, LLC". To the best of its knowledge and belief, Overton has met the exemption provisions identified in paragraph (k)(2)(i) of Rule 15c3-3 throughout the most recent fiscal year without exception.

Accordingly, Overton Securities, LLC hereby elects to submit an Exemption Report in lieu of a Compliance Report for the period from September 19, 2017 to December 31, 2018.

ATTEST:

[signature] 2-15-19

Signature *Date*

Richard O. Harris
Name

Member
Title

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

69946 FINRA DEC
OVERTON SECURITIES, LLC
ONE ENERGY SQ 4925 GREENVILLE AVE STE 200
DALLAS, TX 75206

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Steighner (303) 795-0400

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 29

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

N/A
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 29

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 29

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Overton Securities, LLC
(Name of Corporation, Partnership or other organization)

Karen A Steighner
(Authorized Signature)

Financial and Operations Principal
(Title)

Dated the 22nd day of February, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2018
and ending December 31, 2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 19500

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 19500

2e. General Assessment @ .0015 $ 29

(to page 1, line 2.A.)